Exhibit 5.14

CONSENT OF MEG CONSULTING LTD.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of New Gold Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Interests of Experts” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report.

MEG CONSULTING LTD.

By:	/s/ John P. Sully
Name:	John P. Sully
Title:	Principal

March 28, 2007